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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)1

NBC INTERNET, INC. (Name of Issuer)
Class A Common Stock, par value $.0001 per share (Title of Class of Securities)
62873D-10-5 (CUSIP Number)
Elizabeth A. Newell National Broadcasting Company, Inc. 30 Rockefeller Plaza New York, NY 10012 (212) 664-3307
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 13, 2001 (Date of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

AMENDMENT NO. 2 TO
STATEMENT PURSUANT TO RULE 13d-1
OF THE GENERAL RULES AND REGULATIONS
UNDER THE SECURITIES ACT OF 1934, AS AMENDED

    This Amendment No. 2 amends the Schedule 13D filed on November 30, 1999, as amended by Amendment No.1 thereto filed on April 10, 2001 (the "Schedule 13D") which relates to shares of Class A common stock, par value $.0001 per share (the "Class A Stock") of NBC Internet, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

    Items 3 and 4 of the Schedule 13D are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

    Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the tenth paragraph thereof:

      Prior to consummation of the Merger, NBC and Investments Sub notified the Issuer, pursuant to the Merger Agreement, that NBC and Investments Sub had elected not to convert the Convertible Notes and instead to receive the amortized face amounts payable under Convertible Note 1 and Convertible Note 2 out of assets of the Issuer remaining after the distribution of the Consideration to the holders of the Class A Stock. On August 13, 2001, the Merger was consummated and the Issuer was liquidated and dissolved. After the payment of the Consideration to the holders of the Class A Stock as provided in the Merger Agreement, the remaining assets of the Issuer were applied towards the settlement of the Convertible Notes.

Item 4. Purpose of Transaction.

    Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the last paragraph thereof:

      As indicated in Item 3 above, prior to consummation of the Merger, NBC and Investments Sub elected not to convert the Convertible Notes and instead to receive the amortized face amounts payable under Convertible Note 1 and Convertible Note 2 out of assets of the Issuer remaining after the distribution of the Consideration to the holders of the Class A Stock. On August 13, 2001, the Merger was consummated and the Issuer was liquidated and dissolved. After the payment of the Consideration to the holders of the Class A Stock as provided in the Merger Agreement, the remaining assets of the Issuer were applied towards the settlement of the Convertible Notes.

SIGNATURES

    After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2001

GENERAL ELECTRIC COMPANY
By:	/s/ Eliza W. Fraser
Name:	Eliza W. Frazer
Title:	Associate Corporate Counsel
NATIONAL BROADCASTING COMPANY HOLDING, INC.
By:	/s/ Elizabeth A. Newell
Name:	Elizabeth A. Newell
Title:	Assistant Secretary
NATIONAL BROADCASTING COMPANY, INC.
By:	/s/ Elizabeth A. Newell
Name:	Elizabeth A. Newell
Title:	Assistant Secretary
GE INVESTMENTS SUBSIDIARY, INC.
By:	/s/ Eliza W. Fraser
Name:	Eliza W. Fraser
Title:	Assistant Corporate Counsel
RAINWATER ACQUISITION CORP.
By:	/s/ Elizabeth A. Newell
Name:	Elizabeth A. Newell
Title:	Assistant Secretary

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Item 3. Source and Amount of Funds or Other Consideration.
Item 4. Purpose of Transaction.
SIGNATURES